October 16, 2017 Via Facsimile and EDGAR
Christina Chalk
Senior Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Pendrell Corporation
Schedule TO-T
Filed October 10, 2017 by MacKenzie Capital Management, LP and Lemon Creek Advisers, LP
File No. 005-81926

Dear Christina:

I am responding to the comments in your letter dated October 16, 2017, regarding the above-referenced filing.  Set forth below are my responses numbered to correspond to your numbered comments.
1.
We are amending the Schedule TO to reflect the fact that some shareholders will receive cash consideration of no less than $6.55 per Share or, if higher, the trailing 20-day average trading price prior to November 30 (if they would receive a fractional share in the reverse split) on November 30, 2017.

2.
You are correct of course that the subject company is not a limited partnership, but that does not mean that the transfer will necessarily occur within 3 days.  Of course our obligation to pay promptly will be respected, but as we do not control the transfer process, we can only do our best to speed the process.  For certain shareholders who tender and hold their shares in "street name" they are paid within 1 business day of the close of the Offer because DTTC transfers them immediately.  The only delay may occur when the transfer agent, for example, requires additional documentation for the transfer of certificated securities.

3.	The Schedule TO is being revised accordingly.
4.
The Purchaser's ownership interest after the reverse split will be affected the same way as all other shareholders; assuming we purchase more than 100 shares, so we won't end up with a fractional interest, the number of shares we own will be reduced by a factor of 100.  We will revise the Schedule TO to clarify.

5.
We understand the requirements of Rule 14d-10.  Section 16 does not say will not accept tenders from foreign holders generally (in fact, we intend to accept such tenders if we can), only that we will not accept tenders from any jurisdiction, foreign or domestic, if doing so would be a violation of that jurisdiction's laws.  We do not know of any such jurisdictions, and we are not placing the burden of determination upon the seller.  Certainly the U.S. securities laws cannot mandate that we violate the laws of another jurisdiction.

Sincerely,

Chip Patterson
Managing Director